Exhibit 99.2

Thursday, February 22, 2007

TD BANK FINANCIAL GROUP DECLARES DIVIDENDS

TORONTO - The Toronto-Dominion Bank (the “Bank”) today announced that a dividend in an amount of fifty-three cents (53¢) per fully paid common share in the capital stock of the Bank has been declared for the quarter ending April 30, 2007, payable on and after April 30, 2007 to shareholders of record at the close of business on April 4, 2007.  This represents an increase in the quarterly dividend of 5 cents or 10 per cent compared with last quarter.

In lieu of receiving their dividends in cash, holders of the Bank’s common shares may choose to have their dividends reinvested in additional common shares of the Bank in accordance with the Dividend Reinvestment Plan (the “Plan”).

Under the Plan, the Bank determines whether the additional common shares are purchased in the open market or issued by the Bank from treasury. At this time, the Bank has decided to continue to issue shares from treasury, with no discount from the Average Market Price (as defined in the Plan) until such time as the Bank elects otherwise.

Any registered holder of record wishing to join the Plan can obtain an Enrolment Form from CIBC Mellon Trust Company (1-800-387-0825) or on the Bank’s website, www.td.com/investor/drip.jsp. Beneficial or non-registered holders of the Bank’s common shares must contact their financial institution or broker to participate.

In order to participate in time for this dividend, Enrolment Forms for registered holders must be in the hands of CIBC Mellon Trust Company at P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9 before the close of business on April 3, 2007. Beneficial or non-registered holders must contact their financial institution or broker for instructions on how to participate in advance of the above date.

The Bank also announced that dividends have been declared on the following Non-cumulative Redeemable Class A First Preferred Shares of the Bank, payable on and after April 30, 2007 to shareholders of record at the close of business on April 9, 2007:

•	Series M, in an amount per share of $0.29375;
•	Series N, in an amount per share of $0.2875; and
•	Series O, in an amount per share of $0.303125.

The Bank for the purposes of the Income Tax Act, Canada and any similar provincial legislation advises that all of its dividends paid in 2006 are eligible dividends and all dividends paid hereafter will be eligible dividends unless indicated otherwise.

For more information contact:                        Annette Galler
Senior Legal Officer, Corporate
Legal Department - Shareholder Relations
(416) 944-6367
Toll free 1-866-756-8936

Simon Townsend
Senior Manager, External Communications
Corporate & Public Affairs
(416) 944-7161